FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 13 December 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

 Issued: 13 December 2016, London, UK - LSE Announcement

GSK announces intention to appoint Deloitte LLP as Auditor

GSK today announces it intends to appoint Deloitte LLP ("Deloitte") as its auditor with effect from the accounting year ending 31 December 2018.

This follows a competitive audit tender process overseen by an Executive Steering Committee of GSK's Audit & Risk Committee chaired by Judy Lewent, which culminated in a recommendation that was approved by the Board.

The current auditor PricewaterhouseCoopers LLP ("PwC") will continue in their role and undertake the audit of GSK until the year ending 31 December 2017, subject to reappointment by shareholders at GSK's 2017 Annual General Meeting. The appointment of Deloitte will be recommended to GSK's shareholders for approval at GSK's 2018 Annual General Meeting.

Judy Lewent, Chairman of GSK's Audit & Risk Committee, said: "I am pleased that having conducted a, thorough, open and transparent process, the Audit & Risk Committee has concluded the audit tender.  We would like to thank PwC for their significant contribution as GSK's auditor since the formation of GSK in 2001 and look forward to working with Deloitte in the future."

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2015.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: December 13, 2016

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc